ID # 286871

05013149

82-34866

SOLBEC PHARMACEUTICALS LIMITED

ABN 85 061 289 218

ISSUE OF NEW SHARES IN CONSIDERATION FOR THE CANCELLATION OF OPTIONS

PROSPECTUS

For a non renounceable issue of up to 21,197,118 New Shares to Optionholders on the basis that 1 New Share will be issued in exchange for the cancellation of every 7 Options held as at 5pm WST on the Entitlement Date of 25 November 2005

CLOSING DATE: 22 December 2005

This document is important and requires your immediate attention.
It should be read in its entirety.

INDEX

Page No:

TIMETABLE OF IMPORTANT DATES

Entitlement Date:	25 November 2005
Closing Date:	22 December 2005
Estimated Date for dispatch of Holding Statements:	10 January 2006
Estimated trading of New Shares commencing on ASX:	12 January 2006

The Directors reserve the right to extend the Closing Date subject to the requirements of the Corporations Act and the Listing Rules.

IMPORTANT NOTICE

Optionholders should read this Prospectus in its entirety and, if in doubt, should consult their professional advisers before deciding whether to accept the Offer for New Shares.

This Prospectus is dated 25 November 2005. A copy of this Prospectus was lodged with ASIC on 25 November 2005. No responsibility for the contents of this Prospectus is taken by ASIC.

No applications for New Shares will be accepted nor will New Shares be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Application will be made within 7 days after the date of this Prospectus for admission of the New Shares to quotation on ASX.

In preparing this Prospectus, regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act 2001 and that certain matters may reasonably be expected to be known to investors and professional advisers who investors may consult.

No person is authorised to give any information or to make any representation in connection with the Issue described in this Prospectus. Any information or representation which is not contained in this Prospectus or disclosed by the Company pursuant to its continuous disclosure obligations may not be relied upon as having been authorised by the Company in connection with the Issue or this Prospectus.

SECTION 1

CORPORATE DIRECTORY

Directors

Anthony Kiernan - (Chairman)
Stephen Carter (Managing Director)
Michael Grant
Professor John Papadimitriou, AM,
Dr David Hung MD
Dr Graeme Howie PhD

Company Secretary

John E Sendziuk

Registered Office

C/- RSM Bird Cameron
Unit 1-6, 18 Parry Street
FREMANTLE WA 6160
Telephone:(08) 9336 1266
Facsimile: (08) 9430 6744

Principal Place of Business

Unit 1,
298 Selby Street
OSBORNE PARK WA 6018
Telephone: (08) 9446 7555
Facsimile: (08) 9446 8777
Email: info@solbec.com.au
Website: www.solbec.com.au

Auditor
Ernst & Young
11 Mounts Bay Road
PERTH WA 6000

Share Registry

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

BRIEF INSTRUCTIONS

What you may do

The number of New Shares to which you are entitled to be issued in exchange for the cancellation of your Options is shown on the accompanying Entitlement and Offer Acceptance Form. You may:

- accept your Entitlement to New Shares in full or part; or
- not accept any part of your Entitlement to New Shares.

If you wish to take up all or part of your Entitlement to New Shares

Complete the accompanying Entitlement and Offer Acceptance Form in accordance with the instructions set out in the form. Forward your completed Entitlement and Offer Acceptance Form so as to reach the Company's share registry no later than 5.00pm on 22 December 2005.

Entitlements not taken up

If you decide to retain your Options and not accept your Entitlement to New Shares in full or part, you do not need to take any action.

SECTION 2

DETAILS OF THE ISSUE

2.1 The Issue

At the Company's Annual General Meeting held on 17 November 2005, Shareholders approved the cancellation of up to 148,664,831 Options in consideration for the issue to Optionholders of 1 New Share for every 7 Options cancelled. This approval relates only to Options listed on ASX.

By this Prospectus, the Company makes an offer to all Optionholders to subscribe for 1 New Share for every 7 Options held on the Entitlement Date in consideration for the cancellation of those Options.

The Company currently has 148,664,831 Options which are listed on ASX.

The New Shares offered pursuant to this Prospectus are offered only to Optionholders who held Options as at the Entitlement Date.

By way of example, if an Optionholder held 100,000 Options on the Entitlement Date, that Optionholder would be entitled in accordance with this Prospectus to exchange all or some of those Options for Shares in Solbec in the ratio of 1 New Share for every 7 Options. In this theoretical example if the Optionholder accepted for all of their 100,000 Options they would be entitled to 14,286 New Shares. The Optionholder would not be required to pay any money for the New Shares with the consideration being the exchange of their Options.

Solbec will not receive any funds from the issue of New Shares pursuant to this Prospectus as the consideration for the issue of New Shares is the cancellation of 7 Options for every 1 New Share subscribed for.

2.2 Purpose of the Issue

As at the date of this Prospectus, the Company has on issue 168,372,334 Shares and 148,664,831 Options which are listed on ASX and 11,000,000 unlisted options.

As noted by the Directors in the ASX announcement of 16 September 2005, the offer made pursuant to this Prospectus to exchange Options for New Shares is designed to improve the capital structure of the Company and remove an extremely large "option overhang" from the market. The Directors have been advised by a number of stockbrokers and others familiar with the capital markets that the high number of Options on issue in the Company relative to the issued Shares is likely to act as a deterrent to a stronger Share price. The logic is that if people are to acquire Shares and those Shares suddenly increase in value, their's and the overall Shareholding of other Shareholders would be diluted by the conversion of Options. Whilst the conversion of Options would bring capital into the Company, the overhang does present difficulties in achieving a stronger Share price.

The Directors are firmly of the view that a more attractive capital structure would benefit Shareholders in the medium to long term and will greatly assist the Company in future partnering and capital related events.

It is unusual for a Company listed on ASX to have such a high number of listed Options relative to the number of Shares on issue.

2.3 Number of New Shares offered

The maximum number of New Shares that could be issued if all Optionholders accept the offer to exchange all their Options for New Shares pursuant to this Prospectus is 21,197,118.

Optionholders have the right to accept the offer to exchange their Options for New Shares in whole or in part.

2.4 Share and Option price information

Prior to determining the ratio of the number of New Shares to be offered for the cancellation of Options, the Directors took independent advice as to the value of the Options based upon the Black and Scholes Option Pricing Model. This valuation was conducted on 15 September 2005 by HLB Mann Judd, Chartered Accountants, in which the author of the valuation advised the Company as follows:

"Ordinarily, the value of listed Options is the current quoted price on ASX. I understand that Solbec's Options are currently trading at 1.2 cents each. However to check this, I have calculated the value of Solbec's options using a Black and Scholes Option Pricing Model using the following inputs:

- *valuation date - 15 September 2005*
- *expiry date of Options - 19 September 2006*
- *current price of Shares - 11 cents*
- *exercise price of Options - 30 cents*
- *risk free rate - 5.16% (based on a Commonwealth 3 year Bond)*
- *volatility - 89%*

In relation to the volatility, I have used the ASX trading history of the Company's Shares over the last 12 months and run a normal standard deviation over the price movements to arrive at a volatility factor.

The model calculates a value for the Options of 1.1 cents each which is consistent with the current ASX price."

In determining the ratio of Options for Shares, the Directors, in the interest of the Company, were keen to ensure that as many Optionholders as possible accepted the Offer so that the objective of substantially improving the capital structure of the Company could be achieved. It is for this reason that the value of Shares offered pursuant to this Prospectus in consideration for the cancellation of Options is slightly higher than based on the valuation of the Options under the Black and Scholes Option Pricing Model as on 15 September 2005. Notwithstanding this, the Directors consider the Company should be prepared to offer these more favourable terms, as an incentive

to Optionholders to accept the Offer. The objective of the Issue is to improve the capital structure of the Company by reducing the Option overhang.

The highest and lowest trading prices for Shares and listed Options in the 3 month period immediately preceding the date of this Prospectus were:

	Shares		Options	
	Price	**Date**	**Price**	**Date**
High	13.5 cents	26/9/2005	1.9 cents	27/9/2005
Low	8.2 cents	31/8/2005	0.2 cents	25/8/2005
Last	9.0 cents	22/11/2005	1.0 cents	22/11/2005

2.5 Maximum number of New Shares

The maximum number of Shares that could be issued if all Optionholders accept the Offer is 21,197,118. This is based on the formula of 1 New Share for each 7 Options excluding 285,000 listed options not eligible to participate for the reasons in section 2.14 of this prospectus . Fractions will be rounded to the nearest whole number.

2.6 Ranking of New Shares

The New Shares will rank equally from the date of issue with all existing Shares.

2.7 Entitlements to New Shares

Optionholders registered or entitled to be registered at 5.00pm on 25 November 2005 are offered one New Share for every 7 Options then held in consideration for the cancellation of those Options. Where fractions arise in the calculation of Entitlements to New Shares, they will be rounded to the nearest whole number of New Shares.

The rights attaching to New Shares are described in section 3.

The Entitlement Date to determine Entitlements (being the last day on which transfers will be accepted for registration to enable transferees to participate in the Issue) is 5.00pm on 25 November 2005.

Your Entitlement is shown on the Entitlement and Offer Acceptance Form.

Details of the number of New Shares to be offered to Optionholders are set out in section 2.3 of this Prospectus.

2.8 Closing Date

Subject to the Closing Date not being extended by the Directors, Entitlement and Offer Acceptance Forms must be received by the Company by no later than 5.00pm on 22 December 2005.

2.9 Non Renounceable

The rights of Optionholders to accept the Offer is not renounceable, which means that Entitlements to New Shares cannot be sold or transferred there will be no trading of Entitlements on ASX.

2.10 Quotation of New Shares

Solbec will apply to ASX within seven days after the date of this Prospectus for the New Shares to be granted quotation.

2.11 Allotment

The allocation of the New Shares will occur as soon as possible after the Closing Date. The estimated date for dispatch of Holding Statements is 10 January 2006. However, if the Closing Date for the Offer is extended, the date for allotment and posting may also be extended.

No allotment of New Shares will be made until permission is granted for their quotation by ASX.

2.12 Cancellation of Options

The Options to be cancelled in exchange for New Shares will be cancelled immediately following the allotment of New Shares.

2.13 Minimum Subscription

There is no minimum subscription (ie no minimum level of acceptance) in relation to the Offer. No funds will be raised by Solbec pursuant to the Offer. Every Optionholder who completes and submits a valid Entitlement and Offer Acceptance Form applying for New Shares in accordance with this Prospectus will be issued with the number of New Shares applied for in exchange for the cancellation of the relevant number of Options.

2.14 Overseas Optionholders

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

The Company has decided it is unreasonable to extend the Offer to Optionholders in countries other than Australia and New Zealand, having regard to the small number of Optionholders in those other countries, the number and value of New Shares they would be offered and the costs of complying with the legal and regulatory requirements in those countries. For that reason, no New Shares will be offered to Optionholders with addresses outside Australia and New Zealand.

2.15 Issue Expenses

The expenses of the Issue are estimated to be:

ASIC lodgement fees	$2010
ASX fees	$15,115*
Legal fees	$6,500
Accounting fees	$1,000
Printing, postage and other expenses	$6,000
Total	$30,625

* based on all Optionholders accepting to exchange all of their Options for New Shares

2.16 Action required by Optionholders

If you wish to accept your Entitlement to New Shares IN FULL

Complete the Entitlement and Offer Acceptance Form in accordance with the instructions set out on it. Forward your completed form in the pre-printed envelope enclosed with this Prospectus to reach the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH WA 6000

by no later than 5.00pm on 22 December 2005.

If you wish to accept your Entitlement to New Shares IN PART

Complete the Entitlement and Offer Acceptance Form by inserting the number of New Shares for which you wish to accept the Offer (being less than your Entitlement) and forward the completed form in the pre-printed envelope enclosed with this Prospectus to reach the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH WA 6000

by no later than 5.00pm on 22 December 2005.

If you DO NOT wish to accept ANY PART of your Entitlement to New Shares

You are not required to take any action. Entitlements to New Shares not accepted will lapse and you will retain all Options held by you.

2.17 No Payment for New Shares

The consideration for the issue of New Shares is the cancellation of 7 Options for each New Share issued. You are not required to make any payment for New Shares and when these New Shares are issued they will rank equally in all respects with the other Shares on issue.

2.18 Enquiries

If you are in any doubt as to how to complete or deal with the Entitlement and Offer Acceptance Form, you should contact the Company's Share Registry:

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH WA 6000
Telephone: (+61 8) 9323 2000
Facsimile: (+61 8) 9323 2033

or contact your stockbroker, accountant or other professional adviser.

Transfer of Shares

A Shareholder may transfer Shares by a written transfer or by a transfer effected under a computerised or electronic system recognised by the Listing Rules or by the Corporations Act. The Directors may refuse to register a transfer of Shares where the Listing Rules permit or require the Company to do so and they may refuse to register such a transfer if required by the Listing Rules. On any refusal to register a transfer of Shares, the Company must give written notice to the transferee and the lodging broker (if any) and the reasons for the refusal.

Allotment of New Shares

The Directors may, subject to the Constitution, the Corporations Act and the Listing Rules, allot new shares with such terms and conditions as they think fit.

SECTION 4

CAPITAL STRUCTURE & EFFECT OF THE ISSUE

4.1 Existing Capital Structure

Scenario 1 – Assuming all Options held by eligible Optionholders are cancelled for New Shares.

	Shares	Listed Options	Unlisted Options
On issue as at the date of this Prospectus	168,372,334	148,664,831	11,000,000
New Shares now offered in exchange for Options	21,197,119	-	-
Options on issue if all New Shares subscribed for and all Options held by eligible Optionholders cancelled*	-	250,000	11,000,000
Total securities after completion of Issue	189,569,453	285,000	11,000,000

This assumes:

(i) that no listed Options or unlisted options are exercised prior to the Entitlement Date;

(ii) that all of the Options on issue held by eligible Optionholders are exchanged for New Shares.

* There are 285,000 listed options held by optionholders who are not eligible to participate in the Offer on the basis that they reside outside Australia or New Zealand.

Scenario 2 – assuming 50% of Options held by eligible Optionholders are cancelled:

	Shares	Listed Options	Unlisted Options
On issue as at the date of this Prospectus	168,372,334	148,664,831	11,000,000
New Shares if 50% of Options cancelled	10,618,916	-	-
Options on issue if 50% of the Options are cancelled	-	74,332,415	11,000,000
Total securities after completion of Issue	178,991,250	74,332,415	11,000,000

This assumes:

(i) that no listed Options or unlisted options are exercised prior to the Entitlement Date;

(ii) that 50% of the Options on issue held by eligible Optionholders are exchanged for New Shares.

4.2 Profit and Loss

The Issue will have no immediate effect on the Company's financial performance. However, with respect to those Optionholders who accept the Offer, the Company will forego any amounts which may have been paid to the Company if those Optionholders had elected to exercise their Options at 30 cents per Option expiring September 2006.

4.3 Pro-forma Statement of Financial Position

Set out below is the condensed consolidated statement of financial position as at 30 September 2005 prepared on the assumption that the following transactions had taken place as at that date:

Scenario 1

(i) that no listed Options or unlisted options are exercised prior to the Entitlement Date;

(ii) that all of the Options on issue are exchanged for New Shares; and

(iii) expensing of the costs incurred in connection with the issue and preparation of this Prospectus of approximately $30,625.

Scenario 2

(i) that no listed Options or unlisted options are exercised prior to the Entitlement Date;

(ii) that 50% of the Options on issue are exchanged for New Shares; and

(iii) expensing of the costs incurred in connection with the issue and preparation of this Prospectus of approximately $30,625.

STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2005

	Actual 30-09-05 $	Consolidated Pro Forma Scenario 1 30-09-05 $	Pro Forma Scenario 2 30-09-05 $
Current Assets			
Cash Assets	758,914	728,259	728,259
Receivables	19,132	19,132	19,132
Other	166,816	166,816	166,816
Total Current Assets	944,862	914,237	914,237
Non-Current Assets			
Receivables	--	--	--
Property, plant and equipment	562,326	562,326	562,326
Other	164,069	164,069	164,069
Total Non-Current Assets	726,395	726,395	726,395
TOTAL ASSETS	1,671,257	1,640,632	1,640,632
Current Liabilities			
Payables	200,453	200,453	200,453
Provisions	51,823	51,823	51,823
Total Current Liabilities	252,276	252,276	252,276
Non Current Liabilities	--	--	--
Total Non Current Liabilities	--	--	--
Total Liabilities	252,276	252,276	252,276
Net Assets	1,418,981	1,388,356	1,388,356
Equity			
Contributed equity	17,138,367	17,138,367	17,138,367
Reserves	2,493,698	2,493,698	2,493,698
Accumulated losses	(18,213,084)	(18,243,709)	(18,243,709)
TOTAL EQUITY	1,418,981	1,388,356	1,388,356

4.4 Dividend Policy

The New Shares issued will rank equally in all respects (including dividend and bonus issues) with all existing Shares as from the date of allotment and issue. The Directors are not able to say when and if dividends will be paid in the future, as payment of any dividends will depend on the future profitability, financial performance and cash requirements of the Company.

SECTION 5

ADDITIONAL INFORMATION

5.1 Continuous Disclosure and Documents Available for Inspection

This Prospectus is issued pursuant to section 713 of the Corporations Act 2001 using the special prospectus content rules for continuously quoted securities.

Solbec is a disclosing entity for the purposes of the Corporations Act 2001 and is, and has for the past twelve months been, subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. Therefore, Solbec is only required to provide in this Prospectus information on the effect of the issue of the New Shares on the Company and the rights attaching to the New Shares being offered by the Prospectus. There is no obligation to include general information in relation to the assets and liabilities, financial position and performance, profits and losses, and prospects of the Company. Information which is already in the public domain has not been reported in this Prospectus, other than that which is necessary to make this Prospectus complete.

At any time up to the Closing Date, any person may apply for, and the Company will provide, a copy of the following documents free of charge:

- the annual financial report of the Company for the year ended 30 June 2005, being the most recently lodged annual financial report of the Company before the date of this Prospectus; and
- the continuous disclosure notices listed below, given by the Company to ASX after the lodgement of the annual financial report of the Company for the financial year ended 30 June 2005 with ASIC and before lodgement of a copy of this Prospectus with ASIC:

Subject of Notice	Date of Notice
Solbec Releases Report on Mouse Immunotherapy Studies	14 October 2005
Tumour Targets Selected for Phase II Activity Trials	24 October 2005
Solbec's Coramsine® Receives Orphan Drug Designation from the FDA	11 November 2005
Results of AGM	18 November 2005
Solbec Secures Capital Access Grant Funding	18 November 2005

Any such requests should be directed to the Company's head office on telephone number (+61 8) 9446 7555 or by email to info@solbec.com.au.

The documents referred to in this section are also available on the Company's website at www.solbec.com.au.

5.2 Risk Factors

The business activities of Solbec are subject to risks which may impact on its future performance. There can be no guarantees that Solbec will achieve its stated objectives or that any forward looking statements will eventuate.

An investment in Solbec should be considered speculative. Set out below is a non-exhaustive list of some of the risk factors which should be considered before subscribing for the New Shares under this Prospectus. Some of these risk factors can be mitigated by the use of safeguards and appropriate systems and actions, but many are outside the control of Solbec and cannot be mitigated.

Possible Volatility of Share Price
The trading price of the Shares is likely to be volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in Solbec's operating results, announcements of innovations or new services by Solbec or its competitors, changes in financial estimates by securities analysts, conditions or trends in the pharmaceutical industry, changes in the market valuations of other pharmaceutical companies, announcements by Solbec or its competitors or significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of shares or other securities of Solbec in the open market and other events or factors, many of which are beyond Solbec's control.

Further, stock markets internationally have experienced significant price and volume fluctuations that have often not been related to the operating performance of these companies. Broad market and industry factors may materially and adversely affect the market price of the securities in Solbec, regardless of Solbec's operating performance.

Market fluctuations as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of the Securities.

Reliance on Key Personnel
Solbec's prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group. To manage its growth, Solbec must attract and retain additional highly qualified management, and continue to implement and improve operational, financial and management information systems.

Competition Risk
There is a high level of competition in the pharmaceutical industry generally. It is possible that pharmaceutical companies will develop products similar to those of Solbec. If that was to occur, it may have a material adverse effect on the operating and financial performance of Solbec.

Such competition can have the effect of:

- rendering costly research and development obsolete;
- decreasing the financial value of products or research products; and
- reducing pricing and profit margins.

Pharmaceutical Research
There are inherent risks in pharmaceutical research and development which include:

- uncertainty of the outcome of Solbec's research; difficulties or delays in development of Solbec's drug candidates; and
- general uncertainty related to the scientific development of new medical products.

Regulatory Approvals
Complex government and health regulations, which are subject to change, add uncertainty to obtaining approval to market pharmaceutical products.

Delays may be experienced in obtaining regulatory approvals and these may add to Solbec's cost and delay products from entering the market place. This may adversely affect Solbec's competitive position in the market.

There can be no assurance that regulatory clearance will be obtained for a product or that the data obtained from clinical trials will not be the subject of varying interpretations.

Additional Capital Requirements
Pharmaceutical research and development activities require a high level of funding over a long period of time. Substantial additional funding may be required from time to time to complete the commercialisation of Solbec's products. There is no assurance that additional funding will be available to Solbec in the future or be secured on acceptable terms.

Market Acceptance
Market acceptance of Solbec's products is uncertain. These uncertainties can be caused by:

- difficulties in marketing any of Solbec's drug candidates including those associated with price, drug delivery, dosage required;
- delays in marketing any of Solbec's drug candidates;
- the advancement of new competitive products; and
- the discovery and development of a new drug.

Accordingly, there can be no assurance that Solbec's formulation, if approved for marketing will be successful in the market place, or that Solbec will receive any profits from the sale of its products.

Risk of Product Liability
Solbec's business exposes potential product liability risks which are inherent in the research and development, pre clinical study, clinical trials, manufacturing, marketing and use of human therapeutic products. Solbec will seek to obtain adequate product liability insurance whenever prudent. There can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts, if at all, or that a product liability or other claim would not materially and adversely affect the business or financial condition of Solbec.

Technology Intellectual Property Rights

Solbec's success may depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties.

Because the patent positions of biotechnology and pharmaceutical companies can be highly uncertain and frequently involve complex legal and factual questions, neither the breadth of claims allowed in biotechnology and pharmaceutical patents, nor their enforceability, can be predicted with any certainty. There can be no assurance that any patents which Solbec may own or control will afford Solbec commercially significant protection of its technology or its products or have commercial application.

5.3 Taxation

Optionholders should be aware that there may be taxation implications of being issued with New Shares. Optionholders should consult their own professional tax adviser to obtain advice in relation to the taxation laws and regulations applicable to their own circumstances.

5.4 Interest of Directors and Promoters

Except as set out in this Prospectus no:

(a) Director or proposed Director; or

(b) promoter of the Company,

holds or held at any time in the last two years any interest in:

(c) the formation or promotion of Solbec;

(d) property acquired or proposed to be acquired by Solbec in connection with its formation or promotion or the Offer; or

(e) the Offer.

The table below shows the relevant interest of each Director in securities of Solbec as at the date of this Prospectus:

Director	**Number of Shares in which a Relevant Interest is held**	**Number of Listed Options**	**Number of Unlisted Options**
Anthony Kiernan	1,350,000	1,537,500	2,000,000
Stephen Carter	1,238,300	1,185,414	3,000,000
Michael Grant	1,464,339	2,882,169	2,000,000
John Papadimitriou	-	-	2,000,000
Graeme Howie	-	-	-
David Hung	-	-	2,000,000

Directors and their associates who hold Options at the Entitlement Date will be eligible to participate in the Issue. This participation was approved by the Shareholders of the Company at the Annual General Meeting held on 17 November 2005.

5.5 Payments or benefits to Directors and Promoters

Except as disclosed in this Prospectus, no one has paid or agreed to pay:

(a) any amount or provided or agreed to provide any benefit at any time during the last two years; or

(b) any material amount or provided or agreed to provide any material benefit at any time during the past five years,

to:

(c) any Director or proposed Director to induce them to become or to qualify as a Director; or

(d) a Director or proposed Director or promoter for services provided by that person in connection with:

(i) the formation or promotion of Solbec; or

(ii) the Offer.

Directors' remuneration

Under the Constitution, the Directors are entitled to be paid the remuneration that is authorised by the Company in a general meeting, excluding remuneration of managing or executive Directors.

As at the date of this Prospectus, the Company in general meeting has authorised the payment of $200,000 per annum as the remuneration of Directors, excluding remuneration of managing or executive Directors. Notwithstanding this allowance the Directors as at the date of this Prospectus have resolved that each Director is to receive an amount of $24,500 per annum as Director's fees with an additional allowance of $5,500 per annum to the Chairman.

If a non-executive Director performs extra services, the Directors may decide to pay that Director additional remuneration which is not included in the above.

The Directors are entitled to be reimbursed for all reasonable costs and expenses incurred when the Directors are engaged on the business of the Company.

Mr Kiernan is a consultant to the legal firm Christensen Vaughan which from time to time provides legal services on market terms and conditions.

Dr Graeme Howie provides consultancy services to the Company and as at the date of this Prospectus it is entitled to receive, in respect of those services, $6,000 per month. This arrangement is able to be terminated by the Company and Dr Howie on short notice.
Details of the nature and amount of each element of emolument of each Director of the Company from 1 November 2003 until 31 October 2004 is as follows:

Name	Consulting Fees	Directors Fees	Super	Options	Salary	Total
SJ Carter			15,625	-	174,535	190,160
A Kiernan	15,469	30,000	2,700	-	-	48,169
M Grant	18,200	24,500	2,205	-	-	44,905
J Papadimitriou	-	7,350	661	-	-	8,011
D Hung	-	-	-	-	-	-

Details of the nature and amount of each element of emolument of each Director of the Company from 1 November 2004 until 31 October 2005 is as follows:

Name	Consulting Fees	Directors Fees	Super	Options	Salary	Total
SJ Carter			15,750	-	190,062	205,812
A Kiernan	15,571	30,000	2,700	-	-	60,271
M Grant	14,850	24,500	2,205	-	-	41,555
J Papadimitriou	-	24,500	2,205	30,000	-	56,705
D Hung	-	23,493	-	30,000	-	53,493
G Howie	14,000	-	-	-	-	14,000

Note: The Options have been valued in a manner consistent with the Company's 2005 Audited Financial Statements.

Directors' indemnities

The Constitution provides that, subject to the *Corporations Act*, every Director shall be indemnified by the Company against all liabilities incurred in acting as a Director, but excluding any liability arising out of conduct involving a lack of good faith and excluding any liability to the Company or any related body corporate of the Company.

The Company has entered into a deed with each Director providing for:

- an indemnity in favour of the Director consistent with the Company's constitution;
- access to Company documents for proper purposes after retirement as a Director;

- maintenance by the Company of a director's and officer's insurance policy for the Director while in office and for seven years after retirement as a Director;

5.6 Interests of, and payments or benefits to, advisers and experts

Except as set out in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus holds or has at any time during the last two years held, any interest in:

(a) the formation or promotion of Solbec,

(b) the property acquired or proposed to be acquired by Solbec in connection with its formation or promotion or in connection with the Offer; or

(c) the Offer.

Except as set out in this Prospectus, no person has paid or agreed to pay:

- any amount or provided or agreed to provide any benefit at any time during the last two years; or
- any material amount or provided or agreed to provide any material benefit at any time during the past five years,

to a person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus for services provided by such person in connection with:

Jackson McDonald, Solicitors, will be entitled to receive approximately $6,500 (excluding GST and disbursements) from the Company for the provision of legal services to the Company in relation to the Issue.

5.7 Consents

Ernst & Young has given and have not withdrawn their consent to be named as the Company's Auditors in the form and context in which they are named. Ernst & Young:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this paragraph; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of Ernst & Young as specified in this paragraph.

Computershare Investor Services Pty Limited has given and, as at the date hereof, has not withdrawn, its written consent to be named as Share Registrar in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as Share Registrar to the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus.

HLB Mann Judd has given and have not withdrawn their consent to the inclusion of the statement contained in paragraph 2.4 of the Prospectus in the form and context in which it appears.

In accordance with section 720 of the Corporations Act 2001, the Directors have given their consent to the lodgement of this Prospectus with ASIC and have not withdrawn their consent prior to lodgement.

Dated 25 November 2005

SIGNED by Anthony Kiernan, a Director of Solbec Pharmaceuticals Limited

Chairman

SECTION 6

GLOSSARY

In this Prospectus the following words have these meaning unless the content otherwise requires:

ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited
Business Day	Any day on which both ASX and major trading banks are open for trading in Perth
Constitution	The constitution of Solbec
Corporations Act	*Corporations Act* 2001 (Cth)
Closing Date	22 December 2005
Directors or Board	The directors of Solbec
Entitlement	An entitlement of an Optionholder to New Shares in the Issue
Entitlement and Offer Acceptance Form	The entitlement and offer acceptance form accompanying this Prospectus
Entitlement Date	5pm on 25 November 2005, the date on which Entitlements will be determined
Issue	The issue of New Shares under this Prospectus
Listing Rules	The official listing rules of ASX with any modifications or waivers in their application to Solbec that ASX may grant
Solbec or the Company	Solbec Pharmaceuticals Limited ABN 85 061 289 218
New Shares	The Shares offered in this Prospectus
Offer	The offer of New Shares made in this Prospectus
Option	An ASX quoted option to subscribe for a Share
Optionholder	The holder of an Option who is eligible to participate in the Offer
Shareholders	The holders of Shares
Shares	Fully paid ordinary shares in the capital of Solbec
WST	Western Standard Summer Time

This is an important document. If you do not understand it or are in any doubt as to how to complete this form, you should contact your stockbroker, legal or financial advisor without delay.

SOLBEC PHARMACEUTICAL LIMITED

ABN 85 061 289 218

ENQUIRIES AND PRINCIPAL REGISTRY OFFICE: COMPUTERSHARE
(08) 9323 2000

MR AB SAMPLE
200 SAMPLE STREET'
SAMPLE QLD 4000

0740002492

HIN OR SRN: 1234578

Entitlement No: 1000001

ENTITLEMENT AND OFFER ACCEPTANCE FORM

NON-RENOUNCEABLE PRO-RATA ISSUE OF **ONE** NEW SHARE IN EXCHANGE FOR THE CANCELLATION OF EVERY **SEVEN** OPTIONS HELD AS AT 25 NOVEMBER 2005.

Your Option holding as at 25 November 2005	**Your Entitlement to New Shares**
Total New Shares accepted/applied for (All or part of your Entitlement)	

This Entitlement and Offer Acceptance Form should not be relied on as evidence of the current Entitlement of the Optionholder named in this Entitlement and Offer Acceptance Form.

OFFER CLOSES 5pm WST (Perth time) on 22 December 2005

Only the Optionholder(s) named on an Entitlement and Offer Acceptance Form can apply for New Shares. Return of this form on or before 5pm (Perth time) on 22 December 2005 will constitute acceptance of the Offer in accordance with the Prospectus dated 25 November 2005 and will constitute your agreement to be bound by the Constitution of Solbec Pharmaceuticals Ltd.

THIS OFFER IS NON-RENOUNCEABLE – NO SIGNATURE IS REQUIRED

Contact name: **Daytime Telephone number:**

PLEASE REFER TO THE REVERSE SIDE FOR LODGEMENT INSTRUCTIONS

LODGEMENT INSTRUCTIONS

ACCEPTANCE OF OFFER FOR NEW SHARES

Complete the Entitlement and Offer Acceptance Form and post via the Reply Paid Envelope enclosed, or forward it to the Company's share registry, Computershare Investor Services Pty Ltd (address detailed below) NO LATER THAN 5pm (Perth time) on 22 December 2005.

Where acceptance has not been received by 22 December 2005 the offer herein shall be deemed to have been declined wholly or as to any number of New Shares not applied for.

OFFER NOT TAKEN UP

If you do not wish to take up all or part of the Offer for New Shares according to your Entitlement you need not take any action.

GENERAL INFORMATION

(a) Entitlement and Offer Acceptance Forms do not require signing.

(b) No payment is required.

(b) Applications will only be accepted on this Entitlement and Offer Acceptance Form.

(c) Offers not accepted at the close of the Issue (5pm Perth time) on 22 December 2005 will lapse.

LODGING OF ENTITLEMENT AND OFFER ACCEPTANCE FORM

Deliver or post the Entitlement and Offer Acceptance Form to:

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH WA 6000

YOUR FORM MUST BE RECEIVED BEFORE 5PM WST (PERTH TIME) ON 22 DECEMBER 2005.

Some capitalised words or terms used in this form have defined meanings which appear in s.6 of the Prospectus dated 25th November 2005.

ID # 286861

RECEIVED
2005 DEC -8 A 11: 52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SOLBEC
PHARMACEUTICALS LTD

SOLBEC LODGES PROSPECTUS TO EXCHANGE OPTIONS

Summary

- Solbec lodges prospectus to offer 1 ordinary share for each 7 listed options held at 25 November 2005

Perth, Australia. Friday 25 November 2005: The Company advises that today it lodged with ASIC and ASX its prospectus pursuant to which the Company will offer 1 ordinary share in exchange for every 7 listed options held at the Entitlement Date;

Further Information:

1. The Entitlement Date for determining entitlements is 25 November 2005.
2. The Closing Date for acceptances is 22 December 2005.

The Company anticipates posting the prospectus to entitled optionholders next week.

Further information:

Tony Kiernan
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tkiernan@cvlawyers.com.au